Exhibit 99.1

Public & Investor Relations Contact:
Navios Maritime Holdings Inc.
Investor Relations
212-279-8820
investors@navios.com

Navios Maritime Holdings Inc. Reports Financial Results for

the Second Quarter 2005 and Six Months Ended June 30, 2005

Navios Also Announces Management Change Subsequent to the Acquisition and

Names New Chief Financial Officer

South Norwalk, Connecticut — (October 6, 2005) – Navios Maritime Holdings Inc (“Navios”) (OTCBB: NMHUF.OB, NMHIF.OB, NMHWF.OB), a leading vertically integrated global shipping company specializing in the dry-bulk shipping industry, reported today its financial results for the second quarter 2005 and the first half of 2005 ended June 30th.

Second Quarter 2005 Results:

Revenues for the three months of operations ended June 30, 2005 were $66.0 million as compared to $71.9 million for the same period during 2004. EBITDA was $25.8 million for the second quarter 2005 as compared to $29.0 million for the same period of 2004. EBITDA for the quarter ended June 30, 2005 also included one-time merger related costs of $0.8 million. Net income for the quarter ended June 30, 2005 was $24.3 million as compared to $26.8 million for the comparable period of 2004. The decline in Revenues and Net income was principally attributable to a reduction in the number of short-term chartered vessels operated by Navios, as exhibited in the ‘Fleet Summary Data’.

As of June 30, 2005, Navios operated a fleet of 23 vessels, of which 6 were owned and 17 were under long-term charters at favorable rates. Navios’s cash and cash equivalents balance as of June 30, 2005 was $93.1 million.

First Half 2005 Results:

Revenues for the six months of operations ended June 30, 2005 were $127.3 million as compared to $138.1 million for the same period during 2004. EBITDA was $40.4 million for the first half 2005 as compared to $73.0 million for the same period of 2004. Net income for the six months ended June 30, 2005 was $37.3 million as compared to $68.6 million for the comparable period of 2004. The first six months of 2005 were adversely affected by a number of factors, including (i) a reduction in the number of short-term chartered vessels operated by Navios as exhibited in the ‘Fleet Summary Data’, (ii) $1.8 million of transaction costs incurred in connection with the sale of Navios, (iii) a loss incurred in the FFA trading and (iv) a sale process that concluded toward the end of the third quarter.

Subsequent Events:

On August 25, 2005, International Shipping Enterprises, Inc. acquired Navios and Angeliki Frangou assumed the role of Chairman and Chief Executive Officer of Navios. Angeliki Frangou commented that “Navios’s performance in the second quarter is indicative of the underlying strength and potential of Navios’s business. With strong industry fundamentals in place, we look forward to implementing our new strategy in the fourth quarter of 2005.” Ms. Frangou continued, “This strategy includes growing our core owned fleet as well as judiciously expanding our short-term and long-term chartered-in fleet. Our new strategy also has FFA trading as a complimentary business which will seek to capitalize on market opportunities.”

Of the 13 deep-in-the-money purchase options Navios has on its long-term fleet, Navios has exercised options on 2 vessels and will be exercising options on 3 additional vessels in October 2005, followed by 1 vessel in the first quarter of 2006. The timing of vessel deliveries to the Navios fleet will depend on the vessel logistics and contractual obligations.

Robert Shaw, Navios’s President added, that “Iron ore imports to China for the year are strong, exceeding most industry forecasts. We are expecting seasonal restocking of industrial and grain inventories in the fourth quarter of 2005 and the adverse impact of Hurricanes Katrina and Rita on grain exports from the US Gulf has been largely mitigated.”

Navios also announced today that Bruce Hoag has retired and that Michael E. McClure has assumed the position of Chief Financial Officer, effective October 1, 2005. Mr. McClure will also report to Ms. Angeliki Frangou. Mr. McClure’s employment as CFO with Navios will continue pursuant to the terms of his current employment agreement which was entered into on August 25, 2005.

Mr. McClure has been with Navios for almost 30 years, having served in virtually every area of the firm, including as Manager of Financial Analysis and Director of South American Transportation Projects. Most recently, Mr. McClure headed Navios’s Risk Management group. Mr. McClure currently serves as a board member of The Baltic Exchange and was the former Chairman of the Baltic Exchange Freight Market Indices Committee. Mr. McClure graduated from Marquette University, Wisconsin, with a Masters in Business Administration in 1971.

Ms. Frangou said, “We appreciate Bruce’s years of dedicated service to Navios and wish Bruce continued success. We are pleased to appoint Mike to the position of CFO and believe that Mike’s extensive operational and international management experience makes him an excellent resource for Navios’s executive team.” Mr. McClure added that “I am pleased to serve Navios in this new capacity and look forward to working with Ms. Frangou in implementing Navios’s new strategy for the fourth quarter of 2005 and beyond.”

Summary Fleet Data

The following table reflects available days, operating days, fleet utilization, and TCE rates for the three month period and the six month period ended June 30, 2005 and 2004.

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available days (1)	2,377	3,035	4,811	6,362
Operating days (2)	2,373	3,033	4,784	6,349
Fleet Utilization (3)	99.8%	99.9%	99.4%	99.8%
Time Charter Equivalent (TCE)* (4)	$27,834	$22,969	$24,011	$26,186

*	Including gains and losses from Forward Freight Agreements (“FFAs”). While FFAs are an integral part of our shipping business they are, for accounting purposes, a distinct activity. TCE rates excluding FFAs were, for the three months ending June 30, 2004 and 2005, $21,302 and $26,249, respectively and were, for the six months ending June 30, 2004 and 2005, $20,112 and $24,177, respectively.
(1)	Available days for fleet are total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydocks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Time Charter Equivalent, or TCE, are defined as voyage and time charter revenues plus gains or losses on FFAs less voyage expenses during a relevant period divided by the number of available days during the period.

Selected Financial Tables

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(in thousands of US Dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2005	2004	2005	2004
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	$65,960	$71,902	$127,326	$138,063
Gain (loss) on Forward Freight Agreements	3,768	5,059	(799)	38,642
Time charter, voyage, and port terminal expense	(38,463)	(43,994)	(75,933)	(93,317)
Direct vessel expense	(2,245)	(2,084)	(4,354)	(4,255)
General and administrative expense	(3,104)	(3,239)	(6,748)	(6,380)
Depreciation and amortization	(1,493)	(1,476)	(2,982)	(2,935)
Interest income	559	127	861	200
Interest expense	(515)	(826)	(990)	(1,640)
Other income	(125)	350	845	367
Other expense	(372)	836	(595)	(496)

Income before Equity in net Earnings of Affiliate Companies	23,970	26,655	36,631	68,249
Equity in net Earnings of Affiliate Companies	337	165	640	347

Net income	$24,307	$26,820	$37,271	$68,596

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2005 (UNAUDITED) AND DECEMBER 31, 2004

(in thousands of US Dollars)

	June 30, 2005	December 31, 2004
	(Unaudited)
ASSETS

Current Assets:
Cash and cash equivalents	$93,064	$46,758
Restricted cash	2,917	3,513
Accounts receivable - net of allowance for doubtful accounts of $1,411 as at June 30, 2005 and $2,291 as at December 31, 2004	19,417	15,200
Short term derivative assets	58,922	109,310
Prepaid voyage costs	8,002	11,120
Prepaid expenses and other current assets	2,706	2,043

Total current assets	185,028	187,944

Vessels, net	114,046	116,231
Other fixed assets, net	21,732	21,968
Fixed assets under construction	5,118	2,794
Long term derivative assets	4,111	708
Deferred financing costs, net	398	425
Deferred dry dock and special survey costs, net	311	435
Investment in affiliates	714	557
Trade name	1,960	2,004
Goodwill	226	226

Total noncurrent assets	148,616	145,348

Total Assets	$333,644	$333,292

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$11,635	$14,883
Accrued expenses	4,993	7,117
Deferred voyage revenue	11,581	15,135
Short term derivative liability	36,787	65,392
Current portion of long term debt	50,006	1,000

Total current liabilities	115,002	103,527

Long term liabilities	2,818	3,024
Long term derivative liability	3,762	2,444
Long term debt, net of current portion	0	49,506

Total noncurrent liabilities	6,580	54,974

Total liabilities	121,582	158,501

Commitments and Contingencies	—	—

Shareholders’ Equity:
Common Stock, $0.10 par value - authorized, issued and outstanding, 874,584 shares	87	87
Additional Paid-in Capital	60,570	60,570
Legal Reserve (Restricted)	452	289
Retained earnings	150,953	113,845

Total shareholders’ equity	212,062	174,791

Total Liabilities and Shareholders’ Equity	$333,644	$333,292

EBITDA

EBITDA represents operating earnings before extraordinary items, depreciation and amortization, net interest expense, and income taxes, if any. EBITDA is included because it is used by certain investors to measure a company’s financial performance. EBITDA is not an item recognized by GAAP and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. EBITDA is presented to provide additional information with respect to the Company’s ability to satisfy its obligations including debt service, capital expenditures, and working capital requirements. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA RECONCILIATION TO NET INCOME

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(in thousands of US Dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2005	2004	2005	2004
	Unaudited	Unaudited	Unaudited	Unaudited
EBITDA	$25,756	$28,995	$40,382	$72,971

Less: Depreciation and amortization	(1,493)	(1,476)	(2,982)	(2,935)
Add: Interest income	559	127	861	200
Less: Interest expense	(515)	(826)	(990)	(1,640)

Net income	$24,307	$26,820	$37,271	$68,596

About Navios Maritime Holdings Inc.

Navios Maritime Holdings, Inc. is one of the leading global brands in seaborne dry bulk shipping and is a trusted partner for industrial end users, ship owners, financial business partners, agents and brokers. As a public company, Navios is committed to providing best-in-class service to both customers and business partners. Navios maintains offices in South Norwalk, Connecticut; Piraeus, Greece, and Montevideo, Uruguay. Navios’s stock is listed on the OTCBB where it trades under the symbols “NMHUF.OB,” “NMHIF.OB,” and “NMHWF.OB.” Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Navios’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.